SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 10 March 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







  Bank of Ireland Issue of StgGBP350 million 6.25% Guaranteed Callable Perpetual
                              Preferred Securities

The Governor and Company of the Bank of Ireland announced today that it has launched and priced an issue of Tier 1 fixed rate guaranteed callable perpetual preferred securities denominated in sterling. The net proceeds from the StgGBP350 million issue will be used for the development and expansion of the business of the Group and to strengthen its capital base. Barclays Capital is sole bookrunner on the transaction, with Davy Stockbrokers as senior co-lead manager and Cazenove & Co. Ltd. as co-lead manager.

The preferred securities have been launched by Bank of Ireland UK Holdings plc, a 100% fully owned and controlled subsidiary of The Governor and Company of the Bank of Ireland. Payments on the preferred securities are guaranteed on a subordinated basis by The Governor and Company of the Bank of Ireland.

The preferred securities have been priced at a spread of +192 bps over the 8.0% June 2021 UK Treasury Stock and with an issue price of 99.443%. The coupon has been set at 6.25% payable annually in arrears until the first reset date in 2023.

The securities will be listed on the Luxembourg Stock Exchange.


/: Ends

Date:10th March 2003

Enquiries:

Bank of Ireland
Mary King            Head of Mergers & Acquisitions            +353 1 604 3501
Fiona Ross           Head Of Group Investor Relations          +353 1 604 3502
David Holden         Head of Group Corporate Communications    +353 1 604 3833

Barclays Capital
Andrew Jones         Director, Syndicate                       +44 20 7773 9236



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 10 March 2003